December 20, 2010
Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Hess Bakken Investments I Corporation Request for Withdrawal Registration Statement on Form S-3 (File No. 333-166098)
Ladies and Gentlemen:
     Pursuant to Rule 477 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Hess Bakken Investments I Corporation (formerly known as American Oil and Gas Inc.) (the “Company”), hereby requests that the above-referenced Registration Statement and any amendments thereto be withdrawn, effective as of the date hereof or as soon thereafter as practicable.
     On December 17, 2010, pursuant to the Agreement and Plan of Merger, dated as of July 27, 2010 by and among the Company, Hess Corporation (“Hess”) and Hess Investment Corp., a wholly-owned subsidiary of Hess (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving entity and becoming a wholly-owned subsidiary of Hess.
     No securities have been offered or sold or will be offered or sold pursuant to the Registration Statement. Accordingly, the Company respectfully requests that the Securities and Exchange Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company further requests that pursuant to Rule 457(p) under the Securities Act, fees paid in connection with the Registration Statement be credited for future use by Hess.
     Please forward a copy of the written order to the undersigned via facsimile at (212) 536-8390, with a copy to Barry Schachter of White & Case LLP, via facsimile at (212) 354-8113.

Very truly yours, HESS BAKKEN INVESTMENTS I CORPORATION
By:	/s/ George C. Barry
	Name:	George C. Barry
	Title:	Authorized Officer

cc: Barry Schachter, White & Case LLP